UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-12379

First Financial Bancorp 401(k) Savings Plan
225 East Fifth Street, Suite 700
Cincinnati, OH 45202

First Financial Bancorp
225 East Fifth Street, Suite 700
Cincinnati, OH 45202

Financial Statements and Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

Years ended December 31, 2012 and 2011
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules	12
Schedule H, line 4a-Schedule of Delinquent Participant Contributions	13
Schedule H, line 4i-Schedule of Assets (Held at End of Year)	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of First Financial Bancorp 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Financial Bancorp 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                 /s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 20, 2013

First Financial Bancorp 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Assets
Cash	$470,059	$14,206
Investments - at fair value:
First Financial Bancorp common stock	9,476,266	12,341,063
Common and collective trusts	6,548,989	12,271,912
Mutual funds	35,440,900	24,993,209
Total investments	51,466,155	49,606,184
Receivables:
Interest and dividends	184,756	199,890
Contributions	382,482	242,392
Total assets	52,503,452	50,062,672

Liabilities
Payable to trustee	—	242,392
Total liabilities	—	242,392

Net assets reflecting investments at fair value	52,503,452	49,820,280

Adjustment from fair value to contract value
for fully benefit-responsive investment contract	(54,765)	(36,354)

Net assets available for benefits	$52,448,687	$49,783,926

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$2,008,290	$(2,942,719)
Interest and dividends	1,738,902	1,479,819
Total investment income (loss)	3,747,192	(1,462,900)

Contributions:
Employer	2,822,612	2,499,605
Participants	5,202,299	4,925,967
Rollovers	583,079	199,195
Other additions	—	30
Total contributions	8,607,990	7,624,797

Deductions:
Benefits paid to participants	(9,690,421)	(5,498,941)
Total deductions	(9,690,421)	(5,498,941)

Net increase	2,664,761	662,956

Net assets available for benefits beginning of year	49,783,926	49,120,970
Net assets available for benefits end of year	$52,448,687	$49,783,926

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.

First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan. First Financial Bancorp (the Plan Administrator) is the administrator of the plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all associates of the Plan Sponsor and affiliates. There is no age requirement to participate in the Plan. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants' discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Participants may elect to make contributions to the Plan on both a before-tax and/or after-tax basis. Participant contributions may not exceed 50% of a participant's eligible annual compensation on a before-tax basis and are subject to Internal Revenue Service limitations.

Employer contributions to the Plan are equal to 100% of the participant's contribution up to the first 3% of the participant's eligible annual compensation on a before-tax basis, and 50% of the participant's contribution on the next 2% of the participant's eligible annual compensation on a before-tax basis, up to a maximum employer contribution of 4%. Participant and employer contributions are invested as designated by the participant. Employer contributions are fully vested upon contribution to the Plan.

Participating Corporations

The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines to be eligible.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments

Participants may elect an in-service, non-hardship distribution comprised of the participant's after-tax contributions and rollover accounts and the earnings on these accounts.

Active participants may withdraw before-tax contributions only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a six month suspension of participation in the Plan. Earnings on the participant's before-tax contributions are not eligible for distribution prior to termination or retirement.

Active participants, upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all or a portion of their vested account balance.

Benefits are recorded when paid.

Participants' Accounts

Each participant's account is credited with the participant's contributions and the Company's matching contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investments. Allocations of administrative expenses are based on the participant's account balances, as defined.
Plan Termination

Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA. In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as changes in interest rates, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual realized amounts could differ materially from those estimates.

Valuation of Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Security transactions are recorded on the trade date. See Note 4 for further discussion and disclosures related to fair value measurements.

The Invesco Stable Value Retirement Trust invests in fully benefit-responsive investment contracts through a common and collective trust. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC Topic 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC Topic 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

3. Investments

The fair value of individual investments that represent five percent or more of the Plan's net assets are as follows:

	December 31,
	2012	2011
Common stock:
First Financial Bancorp common stock	$9,476,266	$12,341,063
Common and collective trusts:
Invesco Stable Value Ret CL 5 (at contract value)*	6,548,989	7,235,421
ML Equity Index Trust I	—	5,036,491
Mutual funds:
Blackrock S&P 500 Index I	5,995,798	—
Blackrock Global Allocation (A)	5,671,049	4,940,058
Pimco Total Return Fund (A)	3,915,585	3,236,188
Thornburg International	3,776,854	3,495,260
Hartford Dividend	3,489,173	3,260,123
Prudential Jennison Small Comp	3,369,944	3,087,973

*The fair value of the Plan's investment in the Invesco Stable Value Ret CL 5 fund was $6,494,224 and $7,199,067 at December 31, 2012 and 2011, respectively.

The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in carrying value as follows:

	December 31,
	2012	2011
First Financial Bancorp common stock	$(1,377,965)	$(1,357,342)
Common and collective trusts	606,280	90,289
Mutual funds	2,779,975	(1,675,666)
Net appreciation (depreciation)	$2,008,290	$(2,942,719)

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement, establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	If the asset of liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used seek to maximize the use of observable inputs and minimize the use of unobservable inputs.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and December 31, 2011, respectively.

	Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
First Financial Bancorp common stock (a)	$9,476,266	$—	$—	$9,476,266
Common and collective trusts (b)	—	6,548,989	—	6,548,989
Mutual funds:(c)
U.S. equities	23,485,146	—	—	23,485,146
International equities	11,955,754	—	—	11,955,754
Total assets at fair value	$44,917,166	$6,548,989	$—	$51,466,155

	Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
First Financial Bancorp common stock (a)	$12,341,063	$—	$—	$12,341,063
Common and collective trusts (b)	—	12,271,912	—	12,271,912
Mutual funds:(c)
U.S. equities	14,422,021	—	—	14,422,021
International equities	10,571,188	—	—	10,571,188
Total assets at fair value	$37,334,272	$12,271,912	$—	$49,606,184

(a)	This category includes investments valued at the closing price reported on the active market on which the individual securities are traded.

(b)
This category includes common collective trust funds. The Invesco Stable Value Retirement Trust is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(c)	This category includes mutual funds and money market funds that are valued at the net asset value (NAV) of shares held by the Plan at year-end.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2012-06 and 2011-49, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Plan previously held units of common/collective trust funds managed by Bank of America, N.A., the trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA. The Plan received $827,652 and $458,861 in common stock dividends from the Plan Sponsor during 2012 and 2011, respectively.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$52,448,687	$49,783,926
Add: Adjustment from fair value to contract value
for fully benefit-responsive contracts	54,765	36,354
Less: Amounts allocated to withdraw participant funds	470,059	14,206
Net assets available for benefits per
the Form 5500	$52,033,393	$49,806,074

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2012

Net increase in net assets available for benefits per the financial statements	$2,664,761
Change in benefits payable to participants	(455,853)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,411
Net income per the Form 5500	$2,227,319

8. Delinquent Participant Contributions

During 2012 and 2011, the Plan Sponsor was untimely in remitting certain participant contributions in the amount of $767 and $612, respectively. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Plan Sponsor remitted the 2012 delinquent participant contributions to the Plan by January 11, 2013 and reimbursed the Plan for lost earnings in the amount of $10 on January 11, 2013. The Plan Sponsor remitted the 2011 delinquent participant contributions to the Plan and reimbursed the Plan for lost earnings in the amount of $31 by June 11, 2012. Related excise taxes for 2012 will be paid by the Plan Sponsor in 2013 and were paid by the Plan Sponsor in 2012.

Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan
EIN 31-1042001/Plan 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2012

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$767	$0	$767(1)	$0	$0

(1)
Represents delinquent participant contributions from various 2012 pay periods. The Plan Sponsor remitted lost earnings to the Plan of $10 and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2013.

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

		Number of	Current
Identity of Issue/Description of Asset		Shares/Units	Market Value**

Common stock:
	First Financial Bancorp common stock*	648,171	$9,476,266

Common and collective trusts:
	Invesco Stable Value Retirement CL 5	6,494,224	6,548,989

Mutual funds:
	Blackrock Global Allocation (A)	287,287	5,671,049
	Blackrock S&P 500 Index (I)	344,190	5,995,798
	Columbia Small Cap Core Fund (A)	27,132	426,509
	Dreyfus Opportunistic Mid Cap (A)	48,813	1,560,052
	Hartford Dividend	167,266	3,489,173
	Invesco International Small (A)	80,269	1,670,389
	JP Morgan US Equity Fund CL A	38,507	431,659
	Lazard Emerging Markets Open	27,492	550,673
	Loomis Sayles Strategic Income (A)	37,030	572,848
	Mainstay Large Cap Growth (R2)	71,827	557,375
	Nationwide Mid Cap Market Index	29,343	429,871
	Perkins Small Cap Value Fund	8,848	185,892
	Pimco All Asset All Authority (A)	105,780	1,170,989
	Pimco Total Return Fund (A)	348,362	3,915,585
	Prudential Jennison Mid-Cap (A)	11,018	344,099
	Prudential Jennison Small Comp	150,310	3,369,944
	Templeton Global Bond Fund CL (A)	62,591	837,463
	Thornburg International	138,194	3,776,854
	Victory Established	17,631	484,678
	Total mutual funds		35,440,900
	Total investments		$51,466,155

*	Represents a party-in-interest to the Plan

**	Cost information is not required for participant-directed investments, and therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
401(K) SAVINGS PLAN

Date: June 20, 2013	By:	/s/ Jennifer Quehl-Gessendorf
Jennifer Quehl-Gessendorf
First Vice President and
Total Rewards Director

/s/ Anthony M. Stollings
Anthony M. Stollings
Executive Vice President and
Chief Financial Officer